SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 April, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 02 April 2015
Exhibit 1.2	Director/PDMR Shareholding dated 07 April 2015
Exhibit 1.3	Director/PDMR Shareholding dated 10 April 2015
Exhibit 1.4	AGM - Special Business dated 16 April 2015
Exhibit 1.5	Director/PDMR Shareholding dated 29 April 2015
Exhibit 1.6	Total Voting Rights dated 30 April 2015

Exhibit 1.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 2 April 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 2 April 2015 that on 27 March 2015 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £4.43530 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr R. Bondy	9562
Mr M.T Erginbilgic	1026
Mr B. Looney	1394
Dr H. Schuster	2885
Mr D. Sanyal	6301

BP p.l.c. was also advised on 2 April 2015 that on 27 March 2015 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £4.4360 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr R. Bondy	94	N/A	N/A
Mr M.T Erginbilgic	N/A	N/A	31
Mr B. Looney	93	N/A	N/A
Mr D. Sanyal	199	15	N/A
Dr H. Schuster	N/A	N/A	20

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 7 April 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 7 April 2015 that on 27 March 2015 Mr Ian Davis, a Director of BP p.l.c., acquired 324 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $6.925 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 April 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised that on 10 April 2015 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.6370 per share through participation in the BP ShareMatch UK Plan:-

Director

Dr B. Gilvary                 68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                68 shares
Mr B. Looney              68 shares
Mr D. Sanyal               68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c. - AGM - special business
BP p.l.c. - 16 April 2015

Items of Special Business
BP p.l.c. 2015 Annual General Meeting

The following items of special business were passed at the BP p.l.c. Annual General Meeting held on 16 April 2015:

Resolution 17 - Renewal of the Scrip Dividend Programme
To authorize the directors in accordance with article 142 of the company's existing Articles of Association or, if resolution 23 is passed, in accordance with article 134 of the company's new Articles of Association adopted pursuant to that resolution, to offer the holders of ordinary shares of the company, to the extent and in the manner determined by the directors, the right to elect (in whole or part), to receive new ordinary shares (credited as fully paid) instead of cash, in respect of any dividend as may be declared by the directors from time to time, provided that the authority conferred by this resolution shall expire on the date of the annual general meeting to be held in 2018.

Resolution 18 - Approval of the BP Share Award Plan 2015
To approve and adopt the BP Share Award Plan 2015 ('the plan'), the principal terms of which are summarized in Appendix 2 to the notice of meeting and a copy of the rules of which is produced to the meeting and signed by the chairman for the purposes of identification; and further to authorize the directors to:

a. do all acts and things that they may consider necessary or expedient to carry the plan into effect; and

b.   establish such further plans for operation outside of the UK based on the rules of the plan with such modifications as may be necessary or desirable to take into account local tax, exchange control or securities law in overseas territories, provided that any shares made available under such plans are treated as counting towards the limits on individual and overall participation in the plan.

Resolution 23 - Special resolution: Articles of Association
To adopt as the new Articles of Association of the company, the Articles of Association set out in the document produced to the meeting and, for the purposes of identification, signed by the chairman, so that the new Articles of Association apply in substitution for and to the exclusion of the company's existing Articles of Association.

Resolution 25 - Special resolution: shareholder requisitioned resolution
A group of members have requisitioned the circulation of the following special resolution under the provisions of Section 338 of the Companies Act 2006. The supporting statement, supplied by the requisitionists together with the response of the BP board, is set out in Appendix 4 to the notice of meeting.

"Special resolution - strategic resilience for 2035 and beyond

That in order to address our interest in the longer term success of the Company, given the recognised risks and opportunities associated with climate change, we as shareholders of the Company direct that routine annual reporting from 2016 includes further information about: ongoing operational emissions management; asset portfolio resilience to the International Energy Agency's (IEA's) scenarios; low-carbon energy research and development (R&D) and investment strategies; relevant strategic key performance indicators (KPIs) and executive incentives; and public policy positions relating to climate change. This additional ongoing annual reporting could build on the disclosures already made to CDP (formerly the Carbon Disclosure Project) and/or those already made within the Company's Energy Outlook, Sustainability Review and Annual Report."

This notice is given in fulfilment of the obligation under LR 9.6.18

Retirement of a Director

The Board of BP p.l.c. announces that Mr George David retired as a Non-Executive Director of the Company with effect from the conclusion of the Annual General Meeting held on 16 April 2015.

This notice is given in fulfillment of the obligation under LR 9.6.11(2)

Exhibit 1.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 29 April 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 28 April 2015 by Mrs K Landis, a person discharging managerial responsibility in BP p.l.c., that on 28 April 2015 she sold, 19,000 ADSs (ISIN number US0556221044). These were sold as follows: 9,800 ADSs at $43.49 per ADS; 8,600 ADSs at $43.50 per ADS; and 600 ADSs at $43.51 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 April 2015

BP p.l.c.
Total voting rights and share capital

As at 30 April 2015, the issued share capital of BP p.l.c. comprised 18,256,044,599 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,765,624,016. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,261,127,099. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated:  07 May 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary